PICTET FUNDS



September 2, 2003


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Pictet Funds (the "Trust")
         File Nos. 33-92712/811-9050
         Withdrawal of Registration Statement on Form N-1A
         Post-Effective Amendment No. 23 and No. 27
         ------------------------------------------

To the Staff of the Commission:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 23 under the Securities Act of 1933 (the "Act") (Amendment No. 27 under the Investment Company Act of 1940) to the Registration Statement on Form N-1A, together with all exhibits (the "Amendment") pursuant to Rule 477(a) of the Act, filed via EDGAR on Form N-1A on July 3, 2003.

As discussed with Mr. Ernest C'DeBaca of the Commission, please be advised that the Trust is requesting that this Amendment be withdrawn because the Trust no longer seeks to effect changes to the sales structure for Retail Class shares. The Amendment was to become effective on September 3, 2003 pursuant to Rule 485(a) under the Act. The Trust respectfully requests that the Commission issue an order with respect to this application for withdrawal.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the President of the Trust on this 2nd day of September, 2003.

Please contact Christine Pierangeli at 610-382-8733 with any questions you may have concerning this application.

Sincerely,
/s/ Jean G. Pilloud
President


cc:   Ernest C'DeBaca (U.S. Securities and Exchange Commission)
      Joseph P. Barri (Hale and Dorr)
      Timothy F. Silva (Hale and Dorr)